Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED SEPTEMBER 30, 2005

Results of operations – management discussion

Quarter ended September 30, 2005 versus quarter ended September 30, 2004

Reclassification of Prior Year Balances

Certain reclassifications have been made to the consolidated financial statements for the three months ended September 30, 2004 to conform to the presentation in the September 30, 2005 consolidated financial statements. Commissions were previously presented as a direct deduction to Voyage revenues and are presented in the third quarter, 2005 under Expenses in the consolidated income statements. Hire expense on chartered-in vessels was previously included in Voyage expenses and is presented separately in Quarter 3, 2005 as ‘Charter hire expense’ under Expenses in the consolidated income statements. Foreign currency losses were previously presented under Other Expenses and are presented under Expenses in the consolidated income statements. Amortization of deferred gain on sale of vessels was previously presented under Other Income and is presented in Quarter 3, 2005 under Expenses in the consolidated income statements. Gains on the sale of new vessels which had not started operations before their sale were previously shown as part of Gain on sale of vessels, net and is presented separately in Quarter 3, 2005 as Gain on the sale on non-operating vessels, net under Other Income.

Voyage Revenue

Voyage revenue was $63.9 million during the quarter ended September 30, 2005 compared to $74.9 million during the quarter ended September 30, 2004. The 14.7% decrease was due partly to the decrease in the number of vessels in the fleet from an average of 27 vessels in the third quarter 2004 to an average of 25.9 vessels in the third quarter 2005. In addition, total productivity achieved by the fleet in the third quarter 2005 was 95.6% compared to 97.8% for the third quarter of 2004. The lost time related to the Hesnes dry-docking (66 days) and the Victory III losing 38 days as described before. Otherwise, almost all other vessels were 100% employed during the period.

However, more significantly the market did not enjoy the level of rates seen in Q3 2004 when significant extra oil production was announced to meet new demand levels leading to exceptional rates for that quarter. On the contrary, the market returned to its traditional seasonality during the 2005 third quarter and rates softened accordingly.

The average time charter equivalent rate (TCE) per vessel for the quarter fell from $26,057 per day in the previous year’s third quarter to $23,326 for this quarter. VLCCs and aframaxes earned on average lower rates to the third quarter of 2004, as follows (third quarter 2004 average TCE rates in parentheses)- VLCCs (one on bare-boat charter and one on spot charter) earned an average $31,188 ($55,069) and aframaxes $20,534 ($27,330). Suezmaxes performed moderately better at an average of $28,463 ($26,210). Panamaxes earned approximately the same at $22,429 ($22,819) and Product carriers earned substantially more than in the equivalent period last year earning $19,436 ($13,963). (TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add a notional operating expense per day in order to render the bare-boat charter comparable to a time-charter).

The VLCC La Madrina continued to operate on the spot market and earned a TCE average of $26,894 in the third quarter, compared to $74,638 in the previous year. The other VLCC, the Millennium continued to operate under its long-term bare-boat charter. The suezmaxes were joined by the delivery of an ice-class vessel, the Euroniki, which was immediately entered into a one-year time charter of $40,000 daily. The newer aframaxes earned on average $22,635 having been affected by a difficult Caribbean market, and the overall average for aframaxes was further held down by poor rate achieved by the remaining 80’s built single-hull aframax, Tamyra, which again failed to secure profit-making employment in the period prior to its final delivery voyage to its buyers.

The vessels Maya and Inca are both employed by the same charterer and earn a minimum rate of $15,750 over six-month periods, adjusted to market rates as determined at the end of the six-month periods. The next six-month determination date for the Maya is in December and so only the minimum rate was taken into account for the third quarter. As an offset, however, in the case of Inca, the six months rate from the end of March was determined towards the end of September and, based on the accounting policy we follow for variable revenue recognition, in the third quarter the vessel recorded earnings based on, not only the full rate for the third quarter, but also the excess of the market rate over the minimum relating to most of the days of the second quarter, giving in total an average of nearly $42,000 per day in the third quarter.

Three of the other panamaxes (Bregen, Hesnes and Andes) achieved reasonable rates for the season at of between $19,000 and $32,000 operating in the Heidmar panamax Starpool (although the Hesnes also enjoyed a lucrative spot voyage while returning to pool employment). The Victory III, however, again achieved poor earnings during the quarter as the special survey dry-docking continued into the third quarter due to the significant extent of required extra work. The vessel then incurred a long voyage to the loading port of its first charter after the dry-docking.

The 37,000 dwt product carrier Didimon was delivered at the beginning of the first quarter and entered a time charter based on variable market rates determined at the end of each month, with a minimum rate of $18,350. It earned an excellent rate of $30,022 in the third quarter. The vessel was joined by its sister-ship, the Dionisos, at the end of June, entering the Heidmar Dorado pool for product carriers, but only achieved $17,233 in the third quarter.

Commissions

Commissions were $2.5 million, or 3.9% of revenue from vessels, during the quarter ended September 30, 2005, compared to $3.1 million, which was 4.1% of revenue from vessels, for the quarter ended September 30, 2004. The decrease is mainly due to the newer vessels entering charter and pool employment at lower commission rates than certain of the charters that the older vessels, since sold, were required to pay last year.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. For vessels trading under a pool arrangement, allocation of revenue to pool members is determined after accounting for total voyage expenses by the pool managers.

Voyage expenses were $11.6 million during the quarter ended September 30, 2005, compared to $12.5 million during the prior year’s Quarter 3, a 7.8% decrease. However, total operating days on spot charter and contract of affreightment actually decreased from 767 days in the third quarter of 2004 to 621 days in the third quarter of 2005, a 24% decrease. The effect of the decrease in the number of days that vessels bear voyage expenses have been offset by higher bunker prices which were on average approximately 50% higher than in the previous year’s third quarter.

Charter hire expense

The Company charters-in the aframax Olympia, and the suezmaxes, Cape Baker and Cape Balboa. Charter hire expense was $6.1 million in the third quarter 2005 and $6.1 million in the third quarter 2004. The initial charter period for the Olympia expires in October 2007 unless the Company exercises the option to repurchase the vessel as from December 2006.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet excluding for the one vessel on bare-boat charter and excluding the three vessels which are chartered-in. Total operating costs were $12.5 million during the quarter ended September 30, 2005 and compared to $12.9 million during the quarter ended September 30, 2004, a 3.3% decrease. However, operating days of vessels bearing operating expenses fell by 148 days.

Vessel operating expenses per ship per day for the fleet were $6,165 for the quarter ended September 30, 2005, an 1.2% increase from the $6,090 for the quarter ended September 30, 2004. Part of the increase is due to general inflationary factors and the change in the value of the dollar against the Euro over the previous year’s quarter. Approximately 25% of the Company’s operating expenses are in Euro, mainly in respect to Greek officers on the vessels. However, costs have been held to reasonable levels due in part to the recent strengthening of the dollar and to the disposal of older vessels such as Panos G., Pella and Dion. The introduction of more cost efficient new vessels has also helped to keep costs at reasonable levels.

Depreciation

Depreciation was $9.2 million during the quarter ended September 30, 2005 and $8.9 million during the quarter ended September 30, 2004, the additional depreciation due to the new deliveries.

Amortization of deferred charges

We amortize the cost of drydocking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the quarter ended September 30, 2005, amortization of deferred drydocking charges was $1.0 million as compared to $2.1 million during the quarter ended September 30, 2004, a decrease of 51.8%, mainly due to the sale during 2005 of the Panos G, Pella and Dion, all of which had substantial remaining balances of deferred dry-docking costs to be amortized, but which were expensed against the sale proceeds. Also, the level of new dry-dockings in 2004 the past year has been relatively light.

Management fees

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. From January 1, 2002 to July 1, 2004, all vessels (excluding temporarily chartered-in vessels) bore a management fee of $15,000 per month. From July 1, 2004 the monthly fee was increased to $18,000 for all vessels except the chartered-in vessels where the fee was reduced to $12,500 per month. The fee not only covers the technical management of the vessels, but also the costs of Company management and staff. That part of the fee which relates to vessel management covers all services provided by the technical managers including services which are often subject to a separate charge above the basic fee by independent vessel managers. Management fees fell slightly to under $1.4 million during the quarter ended September 30, 2005, compared to over $1.4 million for the quarter ended September 30, 2004, a decrease of 4.9%, due to vessel disposals.

In accordance with the revised management agreement between the Company and Tsakos Energy Management, at the absolute discretion of the Company, a further amount may be due as an award to Tsakos Energy Management, if the Company succeeds during the year in achieving a return on equity in excess of 15% of the book value per share at the beginning of the year. (Full details as to the criteria and computation of the award may be found in the 2004 Annual Report filed in April). Although from a current perspective it appears likely that a return in excess of the maximum 25% is achievable, final determination as to whether an award is payable is dependent on the Company’s Board approval and as such no provision has been made in the accounts for an award. The award, if approved, will be accounted for in full during the fourth quarter.

General and administrative expenses

G&A expenses consist primarily of independent directors’ fees, professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses rose to $0.85 million during the quarter ended September 30, 2005 compared to $0.76 million during the previous year third quarter, an increase of 10.7%. The increase is primarily due to extra legal fees.

The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs were $928 for Quarter 3, 2005 compared to $887 for the third quarter of 2004, a 4.6% increase, which is partly explained by the decrease in the average number of vessels.

Amortization of the deferred gain on sale of vessels

In the last quarter of 2003, the Company sold two suezmaxes in a sale and leaseback transaction. The total gain of $15.8 million has been deferred and is being amortized over five year minimum charter period. The amortization of this gain amounted to $0.8 million for the third quarters of 2005 and 2004.

Gain on the sale of vessel

There were no sales of vessels in the third quarter of 2005 or 2004. The Company agreed to the sale of the single-hull aframax Tamyra during the third quarter for total proceeds of $10.4 million which should realize a capital gain on the vessel of approximately $1.7 million. The vessel was accounted for as held for sale at the end of the quarter. In addition, the sale of the vessel Dionisos was also agreed to be delivered in the fourth quarter, but did not qualify for held for sale status at the quarter-end.

Operating income

As a result of the reasons stated above, income from vessel operations was $19.7 million during the quarter ended September 30, 2005 versus $27.8 million during the quarter ended September 30, 2004, representing a 29.1% decrease.

Interest and finance costs

Interest and finance costs fell from $2.5 million for the quarter ended September 30, 2004 to $2.1 million for the quarter ended September 30, 2005, a 16.0% decrease. Total average loans in the third quarter 2005 were approximately $26 million higher than the previous year’s quarter. Loan interest expense (included in above net amounts) increased from $2.6 million to $4.9 million, mainly due to increases in interest rates payable on loans from an average of 2.5% to 4.5%.

This was offset by capitalized interest in the third quarter of 2005 which was $1.4 million compared to $0.8 million in the previous year’s quarter, due to the extra pre-delivery installments paid and the increase in average interest rates.

In addition, due to swap instruments having a more positive effect and the termination of two swaps which resulted in combined realized gains of $0.6 million, the overall charges relating to interest rate swaps turned from a negative charge of $2.6 million in the third quarter of 2004 to an overall credit of $0.2 million for the equivalent period of 2005. There was, however, a smaller positive mark-to-market charge on the swaps of $0.4 million in the period compared to a $1.8 million positive charge in the third quarter of 2004.

In addition, the 1999 interest rate swap gain which was being amortized over the remaining life of the related loan at $0.2 million a quarter until Q4 2006, was fully amortized following the prepayment of the loan in Q3, 2005. This resulted in an extra gain of approximately $1.0 million in the quarter compared to the previous year’s third quarter.

Interest income

Interest income was $1.8 million during the third quarter of 2005 and $0.1 million during the quarter ended September 30, 2004, due to significantly higher average bank deposits and investments, and higher time deposit interest rates in 2005 compared to 2004. Increases in the value of investments amounted to approximately $0.6 million.

Net Income

As a result of the foregoing, net income for the quarter ended September 30, 2005 was $19.2 million, compared to $25.5 million for the third quarter, 2004, a 24.7% decrease. Diluted earnings per share were $0.98 compared to $1.26.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2007, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Net current assets amounted to approximately $82.4 million at September 30, 2005 compared to $74.7 million as at September 30, 2004. Total cash balances (including restricted cash) as at September 30, 2005 amounted to $131.2 million.

Net cash provided by operating activities was $21.9 million in the quarter ended September 30, 2005 compared to $34.3 million in the previous year, a 36.2% decrease. The decrease is mainly due to reduced net income from operations and higher dry-docking expenditure.

Expenditure on dry-dockings is deducted from cash generated by operating activities. Total expenditure during the quarter on dry-dockings amounted to $5.5 million compared to zero expenditure in the previous year’s quarter. The extensive work required for the special survey dry-docking of the Victory III was completed in the first days of the third quarter. The dry-docking of the panamax Hesnes also took place during the quarter ended September 30, 2005. Final costs for this work will be paid in Quarter 4, 2005.

Net cash used in investing activities was $42.8 million for the quarter ended September 30, 2005, compared to $26.3 million for the quarter ended September 30, 2004. $40.7 million relates mainly to the payments on delivery of the ice-class suezmax Euroniki. A further $2.7 million was paid as further installments on other vessels as part of the new building program. (As at September 30, 2005, the Company had under construction eleven vessels, with a contract value of $618 million of which $116 million had been paid by September 30, 2005.)

The Company had four capital guaranteed structured notes of $5.0 million each held as investments as of September 30, 2005 and $5.0 million in a convertible loan note. The notes are valued each quarter and any changes are accounted for through earnings ($600 million positive contribution in Quarter 3, 2005).

Net cash from financing activities was $18.9 million in quarter ended September 30, 2005, compared to net cash used of $10.8 million in the quarter ended September 30, 2004. Proceeds from new bank loans in the quarter amounted to $166 million in relation to the newly delivered suezmax Euroniki, ($41 million), and a new facility of $125 million. Scheduled loan repayments amounted to $10.2 million, while a prepayment on a loan amounted to $122 million. In the quarter ended September 30, 2004, there were no new loans.

During the quarter ended September 30, 2005, the Company purchased over 379 thousand shares in the open market in the buy-back programs at a cost of approximately $14.4 million. Since the beginning of the year to October 31 the Company has bought 966,000 shares at total cost of $35.9 million. The shares were cancelled in accordance with Bermudan regulations. No shares were repurchased by the Company during the third quarter of 2004.

A $1 dividend for the fiscal year 2005 was declared in September 2005 and was paid on October 26, 2005. The total amount paid was $19.5 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.

Total net debt outstanding increased from $365 million at the beginning of the year to $456 million by the end of the quarter. The average debt to capital ratio was approximately 45.1% by September 30, 2005 (compared to 41.3% at the end of the third quarter 2004) or 36.9% on a net of cash basis. The total notional amount of loans covered by interest rate swaps was $283 million or 62% of the total. Further coverage has since been arranged with major banks, and coverage is now 89% as of December 2005.